Exhibit 77(i)

Terms of New or Amended Securities

1.   At the January 12, 2012 Board Meeting, the Board of Directors (the “Board”) of ING Partners Inc. (“IPI”) approved a proposal to liquidate and dissolve the Class S2 shares of ING Global Bond Portfolio.

2.   At the March 8, 2012 Board Meeting, the Board of Directors of ING Partners, Inc. (“IPI”) approved the renewal of the 12b-1 Plan fee waiver letter agreements under which ING Investments Distributor, LLC (“IID”) waives fees with respect to certain share classes of series of IPI. The 12b-1 Plan fee waiver letter agreements provide that IID will waive an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares and 0.05% per annum on the average daily net assets attributable to Class T shares. The 12b-1 Plan fee waiver letter agreements were renewed for an additional one-year period through May 1, 2013.